HSR WAITING PERIOD EXPIRES IN AMERICAN MEDICAL SYSTEMS’ PROPOSED ACQUISITION OF LASERSCOPE
MINNEAPOLIS, MN, July 5, 2006 — American Medical Systems Holdings, Inc. (NASDAQ: AMMD), today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired at 11:59 p.m., Minneapolis time, on June 30, 2006, in connection with the previously announced proposed acquisition by AMS of Laserscope (NASDAQ: LSCP). The expiration of the Hart-Scott-Rodino waiting period satisfies one of the closing conditions contained in the merger agreement, dated June 3, 2006, between AMS and Laserscope. Consummation of the transaction remains subject to other customary closing conditions.
About American Medical Systems
AMS, headquartered in Minnetonka, Minnesota is a diversified supplier of medical devices and procedures to cure erectile dysfunction, benign prostatic hyperplasia, incontinence, menorrhagia, prolapse and other pelvic disorders in men and women. These disorders can significantly diminish one’s quality of life and profoundly affect social relationships. In recent years, the number of people seeking treatment has increased markedly as a result of longer lives, higher quality-of-life expectations and greater awareness of new treatment alternatives. AMS’ products reduce or eliminate the incapacitating effects of these diseases, often through minimally invasive therapies. AMS’ products were used to provide approximately 170,000 patient cures in 56 countries during 2005. More information about AMS can be found on its website at www.AmericanMedicalSystems.com.
About Laserscope
Laserscope designs, manufactures, sells and services an advanced line of minimally invasive medical products worldwide including medical laser systems and related energy delivery devices for the office, outpatient surgical center, and hospital markets. More information about Laserscope can be found on its website at www.Laserscope.com.
Additional Information
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Laserscope. AMS has filed a tender offer statement with the Securities and Exchange Commission (SEC) and Laserscope has filed a solicitation/recommendation statement with respect to the offer. Laserscope shareholders are advised to read the tender offer statement regarding the acquisition of Laserscope referenced in this news release, and the related solicitation/recommendation statement. The tender offer statement and the solicitation/recommendation statement contain important information that should be read carefully before any decision is made with respect the offer. These documents will be made available to all shareholders of Laserscope at no expense to them. These documents will also be available at no charge on the SEC’s web site at www.sec.gov. Shareholders may also obtain copies of these documents without charge by requesting them from Laserscope in writing at 3070 Orchard Drive, San Jose, CA 95134-2011, or by phone at (408)-943-0636.

Contact:	Carmen Diersen Executive Vice President and Chief Financial Officer 952-930-6495 Carmen.Diersen@AmericanMedicalSystems.com

Marty Emerson President and Chief Executive Officer 952-930-6334 Marty.Emerson@AmericanMedicalSystems.com